VIA EDGAR	October 25, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jill Davis, Branch Chief

John Cannarella

Jason Wynn
George Schuler

Dear Ladies and Gentlemen:

Re:	Xtra-Gold Resources Corp.
Amendment No. 5 to
Registration Statement on Form SB-2
Filed August 10, 2007
File No. 333-139037

I would like to thank you for taking the time on October 4, 2007 to clarify Staff’s points of view with respect to the method our Company employed to account for our acquisition (the “Acquisition”) of Xtra-Gold Mining Limited (“XG Mining”).

Reference is further made to your letter dated December 28, 2006, comment numbered 47, wherein Staff requested our advice as to how we determined that our approach (based on the fair value of the net assets acquired) was more reliable than basing the fair value on the consideration given and directed us to paragraph 22 of FASB Statement No. 141 (“FASB 141”) in this regard.

The purpose of this additional response letter is to better articulate our accounting approach and our reasons for same.

TORONTO HEAD OFFICE

Suite 301 – 360 Bay Street Toronto ON M5H 2V6

PHONE:	(416) 366-4227	E-MAIL:	jameslongshore@hotmail.com
FAX:	(416) 366-4225	WEB SITE:	www.xtragold.com

At the time we acquired the assets of XG Mining, we relied on FASB 141 which addresses financial accounting and reporting for “business combinations”. As stated in FASB 141, “All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method.” FASB 141 further states that “a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interest of one or more other entities and obtains control over the entity or entities.”

We acquired 90% of the shares of XG Mining, which included the acquisition of all of its net assets constituting its business consisting of its proven (measured) reserves, mining leases and prospecting licences relating to the reserves, a processing plant, land, building and its employees. In our view, our Acquisition clearly constitutes a “business combination”.

We reviewed paragraphs 22 and 23 of FASB 141 extensively in determining the accounting treatment for the purchase price of the Acquisition and believed that paragraph 23 was more appropriate in our circumstance for the following reasons:

1.

Paragraph 22 of FASB 141 relies on the fair value of securities traded in the market as being generally more clearly evident than the fair value of an acquired entity (paragraph 6) and further states “thus, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like.”

We interpreted “generally” to mean “usually”, however, in our circumstance, our Acquisition was rather unique and unusual.

At the time of our determination of the value of the net assets acquired on closing of the Acquisition, we believed that the quoted market price was not the fair value of our common shares (the “Shares”) as, at the time of the Acquisition:

(a)

our Shares were not listed on a recognized stock exchange but rather our Share price was, and continues to be, quoted on Pink Sheets which is an over-the-counter quotation service that may not provide reliable prices for the purpose of assessing an asset’s fair value; and

(b)	our Shares traded in limited volume and had minimal liquidity; and

more importantly,

(c)

there were only 53 U.S. shareholders holding an aggregate of 93,825 Shares in the public float that could be traded, as can be supported by a U.S. NOBO list we previously obtained. Therefore, it was and is our view, if an investor attempted to acquire more than 100,000 shares, our stock could easily have traded for $10.00 per share. In support of this, we are aware of an investor who attempted to acquire 20,000 shares (during the week of July 15, 2005) in the market — our share price escalated from $0.73 to $1.40 during this period;

(d)	in light of item (c) above and the limited volume in trading noted in item (b), the quoted price of our Shares could fluctuate significantly with any trade of stock and could easily be manipulated;

Other evidence to support the above is our Company’s historical equity transactions prior to the Acquisition as set forth hereunder:

(e)

on December 19, 2003, Xtra-Gold conducted a stock split whereby every shareholder of record was issued five shares for each one share held, increasing the shares outstanding to 62,714,085 (as of December 31, 2003). The value of our quoted market of our security did not change materially. If our quoted price of securities were acting as a fair value of the securities traded in market, than the quoted price should have reduced to 1/5 of the quoted price after the stock split;

(f)

on March 31 and May 31, 2004, Xtra-Gold was forced to do equity financings at a discount to its quoted market price in order to advance its business. These private placements were completed at $0.35 per share, giving our Company a valuation of $21,949,929 (pre-financings). Since Xtra-Gold had limited assets of $100,200 on the balance sheet (as of December 31, 2003), this was a “great deal” for our Company. The cash sales of securities from treasury and our quoted market price were clearly not good indications of the assets of our Company; and

(g)

when certain insiders of Xtra-Gold cancelled 47,000,000 shares held by them (the “Insider Shares”) to complete the Acquisition, which represented 67.5% of the total shares outstanding, the quoted price did not change. Had the quoted securities been trading in a liquid market reflecting the true value of the securities traded, then the trading price should have increased 67.5%.

2.	Paragraph 23 of FASB 141 states in part:

“If the quoted market price is not the fair value of the equity securities, either preferred or common, the consideration received shall be estimated even though measuring directly the fair values of net assets received is difficult” and “All aspects of the acquisition, including the negotiations, shall be studied, and independent appraisals may be used as an aid in determining the fair value of securities issued. Consideration other than equity shares distributed to effect an acquisition may provide evidence of the total fair value received.”

We further quote paragraph 6 of FASB 141 which states:

“measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.”

Consequently, we relied on paragraph 23 of FASB 141 for the following reasons:

(a)

in our view, the quoted market price was not the fair value of our equity securities. Therefore, we applied the measurement of an estimate of the fair value of the net assets weighing into account the extent of the adjustment of the quoted market price of the shares issued;

(b)	in determining the fair value of the net assets we considered whether the following would be an accurate measurement:

The number of securities issued as consideration	2,698,350
multiplied by	x
The quoted market price	.60

Consideration based on Fair Market Value of Shares	$1,619,010

Proven (measured) reserves	216,800
divided by	÷
Consideration based on Fair Market Value of Shares	1,619,010

Value per Ounce of Gold	$7.47

In our view, based on the foregoing, a value per ounce of gold of $7.47 at the time of the Acquisition would have been totally unrealistic and did not warrant any further consideration. The industry average market price for gold ‘in the ground’ during this timeframe was $50-$75 per proven ounce.

At the time of the Acquisition we had an independent valuation of our proven reserves, therefore it was easy for us to assign the proper valuation of the fair assets received. Our Company used this valuation, and our auditors concurred.

Fair Value Net Assets Received

Valuation of Proven (measured) reserves	$8,523,971
Divided by	÷
Proven (measured) ounces	216,800

Value per Ounce of Gold	$39.32

The $39 per ounce was a conservative measure of the true value of the assets received. As a comparable (on September 27, 2005), Golden Star Resources (AMEX: “GSS”) acquired St. Jude Resources. Both companies operated in Ghana, and Golden Star Resources paid $168 per ounce on the proven reserves, and $64 ounce on the indicated. This example further supports our accounting of the transaction.

3.	Other Important Factors

(a)	Distress Sale:

The Debt Holders were comprised of approximately 100 retail investors, and had they not completed the transaction with Xtra-Gold they would have lost there entire investment. The Debt Holders did not have the following:

(i)	the cash to meet payroll;

(ii)	the cash to pay appropriate government fees to keep the property leases in good standing;

(iii)	technical expertise to run a mining company;

(iv)	sufficient time to market the assets.

As well, Xtra-Gold’s President had a personal relationship with several of the Debt Holders. Therefore, Xtra-Gold negotiated an “excellent deal” for its shareholders.

(b)	Negotiations with Debt Holders:

Prior to the closing of the Acquisition, Xtra-Gold had 66,843,485 shares issued and outstanding. The Debt Holders wanted a minimum of 13.6% of the new entity; namely Xtra-Gold. Therefore, Xtra-Gold had the following two options that could be considered:

(i)

issuing 9,090,714 shares (13.6% of 66,843,485) to the Debt Holders, at a trading price of $0.60 which would equate to a transaction price, using the quoted market, of $5,454,428. The Debt Holders had invested $5,000,000 in 1995, so they agree to these terms under distress; or

(ii)	cancelling the Insider Shares (47,000,000) and only issuing 2,698,350 shares to the Debt Holders which would equate to the same 13.6% of the new entity.

The cancellation of the Insider Shares was the preferred option that was decided on as this was the advice Management received from outside financial advisors to our Company. If Xtra-Gold did not cancel the Insider Shares, it would have been difficult to raise additional funds post Acquisition as the market capitalization would have been $45,560,519 (66 million shares plus the 9 million shares x $0.60 per share). The broker dealers and institutions clearly informed us that they would not invest funds in our company with a valuation of only $8.5 million in mineral assets. Therefore, since our Company would not have access to funds, Management (the insiders) agreed to cancel their Insider Shares, so that the assets in Xtra-Gold (post Acquisition) would more fairly reflect the fair value of the securities trading in the market. Therefore, the cash sales of the securities at $0.55 post acquisition in June 2005 were based on a completely different capital structure.

SFAS 157 Considerations

Upon Staff’s request, we have re-reviewed our Acquisition with reference to SFAS 157. Although SFAS 157 did not exist at the time of the Acquisition, it further supports the manner in which we accounted for the Acquisition. Paragraph 5 (Definition of Fair Value) of SFAS 157 defines fair value as:

“Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

After review of SFAS 157, we continue to believe that the accounting of this transaction represented fair value for the following reasons:

(a)

We note Paragraph 22 (Fair Value Hierarchy) which states “To increase consistency and comparability in fair value measurement and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.” Paragraph 22 further states, in part “that the highest level of hierarchy is given to quoted prices (unadjusted) in active markets for identical assets ...” (i.e. cash flow/gold reserves).

(b)

Paragraph 24 of SFAS 157 defines level 1 inputs as “quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date”. It further states:

“An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available, except as discussed in paragraphs 25 and 26.”

(c)	Paragraph 7 (The Price) defines the price to be used in the transaction as:

“A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities; it is not a forced transaction (for example, a forced liquidation or distress sale). The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the objective of a fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price)”.

(d)	Paragraph 17 states, in part, that:

“In determining whether a transaction price represents the fair value of the asset or liability at initial recognition, the reporting entity shall consider factors specific to the transaction and the asset or liability. For example, a transaction price might not represent the fair value of an asset or liability at initial recognition if:

b.	The transaction occurs under duress or the seller is forced to accept the price in the transaction. For example, that might be the case if the seller is experiencing financial difficulty.”

In our consideration of paragraph 17.b., we know at the time of the sale of XG Mining (the transaction) by the Debt Holders (the seller), that they were forced to accept the price of the transaction as they (the sellers) were experiencing financial difficulty.

The sale of XG Mining was a distress sale because the Debt Holders had no choice but to sell the assets to Xtra-Gold, otherwise they would have lost their assets. The Debt Holders knew we had experience in Ghana, and they had no time to market the company’s assets. The fair value calculations were based on expected cash flows from XG Mining’s mine at historical gold prices, and consideration was given to market price for gold reserves.

Conclusion

We believe all of the foregoing clearly demonstrates the uniqueness of our transaction and that the fair value of the net assets was the more reliable measurement in connection with our Acquisition.

If you have any further questions or comments, please contact the undersigned at (416) 579-2274 or our counsel, James Schneider of Schneider Weinberger & Beilly, LLP, 2200 Corporate Blvd. NW, Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.

Yours very truly,

XTRA-GOLD RESOURCES CORP.

/s/	James Longshore
James Longshore,
President

JL/rkm

cc:	James Schneider
Richard W. Grayston, Chairman